UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026 (Report No. 4)

Commission File Number: 001-40303

Qtrex Quantum Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

On June 11, 2026, Qtrex Quantum Ltd. (the “Company”) received formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), concerning the minimum bid price requirement (the “Minimum Bid Price”), and with Nasdaq Listing Rule 5550(a)(2), concerning the minimum market value of listed securities requirement (the “MVLS”).

The Minimum Bid Price notice, dated June 10, 2026, stated that for the 11 consecutive business days from May 26, 2026, through June 9, 2026, the closing bid price of the Company’s ordinary shares was at or above $1.00 per share. As a result, the Company has regained compliance with the Minimum Bid Price requirement, and the matter is now closed.

The MVLS notice, dated June 10, 2026, stated that for the 11 consecutive business days from May 26, 2026, through June 9, 2026, the Company’s market value of listed securities has been $35,000,000 or greater. As a result, the Company has regained compliance with the MVLS requirement, and the matter is now closed.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308, 333-289324 and 333-296482) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum Ltd.

Date: June 11, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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